5151 Corporate Drive
Troy, Michigan 48098-2639
Phone: (248) 312-2000
Confidential Treatment Requested
By Flagstar Bancorp, Inc.: FB-0101

September 28, 2007
Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Flagstar Bancorp, Inc.
File No. 001-16577
Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2007 Filed May 8, 2007
Dear Mr. Cline:
     We are writing in response to your letter, dated July 19, 2007 (the “Comment Letter”), regarding the Form 10-K for the fiscal year ended December 31, 2006 filed by Flagstar Bancorp, Inc. (the “Company”) on March 1, 2007 and the Form 10-Q for the quarterly period ended March 31, 2007 filed by the Company on May 8, 2007.
     Our responses to the Comment Letter are set forth below and preceded by a reproduction of each of the respective comments therein.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to Rule 83, to the omitted portions of the response to comment 25 (Request Number 1 and Request Number 2) and all of Appendix A (Request Number 3) and Appendix B (Request Number 4). The omitted portions are indicated with [***].

Business, page 3

Flagstar Capital Corporation, page 7

Comment No. 1:	Please revise here and elsewhere, as appropriate, to provide an expanded discussion of the certain performance guarantees on certain pools of loans underwritten and originated by your home lending operation. Include quantification of your total exposure under these agreements, losses to date, how you measure and account for your exposure and the effect of this exposure on your financial statements. Alternatively, if true, disclose that these operations are immaterial to your consolidated operations. If that is the case, please provide us with the information that we requested be disclosed in support of your assertion.

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page 2

Response No. 1:	As we responded to the Staff in our letter dated February 13, 2006, Flagstar Credit, Inc. (“FCI”) is a wholly-owned subsidiary of the Company that provides credit enhancement with respect to certain pools of mortgage loans underwritten and originated by us during each calendar year. With each of the pools, all of the primary risk associated with a pool is initially borne by one or more unaffiliated private mortgage insurance companies. A portion of the risk is then ceded to FCI by the primary insurance company, which remains principally liable for the entire amount of the primary risk. To effect this, the private mortgage insurance company provides loss coverage for all foreclosure losses up to the entire amount of the “insured risk” with respect to each pool of loans. The respective private mortgage insurance company then cedes a portion of that risk to FCI and pays FCI a corresponding portion of the related premium. The mortgage insurance company usually retains the portion of the insured risk ranging from 0% to 5% and from 10.01% to 100% of the insured risk. FCI’s share of the total amount of the insured risk is an intermediate tranche of credit enhancement risk, which covers the 5.01% to 10% range and, therefore its maximum exposure at any time equals 5% of the insured risk of the insured pools. At December 31, 2006, FCI’s maximum exposure amounted to $110.1 million.

However, we believe the actual risk of loss is much lower because the credit enhancement is provided on an aggregated pool basis rather than on an individual loan basis. Also, FCI’s obligation is subordinated to the primary insurers, and the insured mortgage loans are fully collateralized. As such, while FCI does bear some risk in the structure, we believe FCI’s actual risk exposure is minimal. As of December 31, 2006 and to date, no claim has yet been made against FCI on the mortgage loan credit enhancement it provides. We do not believe that it was probable that a liability had been incurred and as such did not record a liability with respect to our exposure. Further, we believe that disclosing FCI’s total loss exposure would suggest a potential for loss that is actually remote and, therefore, would not provide meaningful guidance to investors and may be misleading.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 25

Secondary Market Reserve, page 28

Comment No. 2:	Please revise here and elsewhere, as appropriate, to provide an expanded discussion of the customary representations and warranties made to purchasers of your loans, including how long they are in place from the date of sale. Discuss industry practice in enough detail to enable investors to understand what customary practices are. Please include quantification of your total exposure at the end of each period presented.

Response No. 2:	As we responded to the Staff in our letter dated March 1, 2006, we proposed the disclosure that is currently included on page 28 and throughout the document with respect to our secondary market reserve. We believe that the disclosure with respect to the representations and warranties that we make in accordance with our loan sales is accurate and informative. Further, our total exposure to potential repurchases would amount to the total outstanding balance of all loans

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page 3

that we have sold since our inception. We believe such information would be misleading to investors because it would suggest a repurchase liability that is not reflected in actual practice. We believe the vast majority of our loans sold do not have origination defects, as reflected in our historically low levels of repurchases. Further, on page 44, we have already provided a summary of total loan sales for the most recent five years together with the principal balance of the non-performing loans that have been repurchased from each sales year and the loans repurchased as a percentage of the annual loan sales, all of which we believe provide the investor with an understanding of the trend and volume of sales and repurchases. Further, we believe that our total exposure is significantly less due to repayments, refinances and payoffs that have occurred and continue to do so in the normal course of business.

Comment No. 3:	Please revise here and in the footnotes to the financial statements to disclose the authoritative basis on which you rely in determining the appropriateness of recording subsequent adjustments to this reserve in the other fees and charges line item in the income statement. Revise MD&A and Note 19 to the financial statements to discuss the facts and circumstances resulting in what appear to be material changes to the original estimates as disclosed in Note 19. Clarify to which periods the changes in your original estimates relate.

Response No. 3:	As we responded to the Staff in our letter dated March 1, 2006, we record the provision to secondary market reserve to reflect loss expectations based on current volume of loan sales or to revise previous estimates, or both. As you are aware, industry practice in this area is rather diverse and generally not transparent and there is no particular methodology specified in the accounting literature. We believe, however, that by providing investors with a clear understanding of where we have recorded the charges or credits, as we have done on pages 28 and 70, as well as providing the numeric information on page 85, our accounting methodology is transparent and informative. We also disclose to investors that we consider the determination of this liability to be a critical accounting policy, therefore alerting investors that this estimate is based on a high degree of reliance on the use of estimates and thus has a greater possibility of producing results that are materially different than originally reported as noted on page 26. Further, as noted on page 85, we evaluate the adequacy of these reserves on a continuous basis and make changes as required. Our evaluation process in this area continues to evolve and we make changes to reserve levels based on our expectation of repurchase levels and expected losses on such repurchases using the best information available to us at the time. Many of the factors resulting in a repurchased loan are outside of our control and add to the volatility of the reserve estimate; therefore, it should not be unexpected that changes to our initial estimates could and have been significant. As we have continued to analyze the stream of loan data we receive each month, much of the changes to our estimates have been caused by our expectation of increased repurchase activity in the 2004 and 2005 origination years as well as our overall expected increase in the loss rate on repurchased loans for all years.

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page 4

Provision for Loan Losses, page 31

Comment No. 4:	Noting the significant increase in the provision and in the allowance for loan losses as a percentage of loans held for investment, please revise to provide an expanded discussion of the period-to-period changes in your provision and allowance. As part of this analysis please revise to discuss changes and trends in the asset quality of your loan portfolios and explain how those changes have affected your provision and allowance. Your analysis should provide sufficient detail to allow investors to clearly understand the level of your provision for loan loss recorded during the periods presented and the related trends.

Response No. 4:	We have prepared and set forth below a revised discussion of changes in the provision for loan losses to provide a more detailed discussion of changes from period to period.

“Provision for Loan Losses

During 2006, we recorded a provision for loan losses of $25.4 million as compared to $18.9 million recorded during 2005 and $16.1 million recorded in 2004. The provisions reflect our estimates to maintain the allowance for loan losses at a level to cover probable losses in the portfolio for each of the respective periods.

The increase in the provision during 2006 as compared to 2005, which increased the allowance for loan losses to $45.8 million at December 31, 2006 from $39.1 million at December 31, 2005, reflects the increase in net charge-offs both as a dollar amount and as a percentage of the loans held for investment, and it also reflects the increase in overall loan delinquencies (i.e., loans at least 30 days past due) in 2006. Net charge-offs in 2006 totaled $18.8 million as compared to $18.1 million in 2005, reflecting increased charge-offs of home equity and second mortgage loans and of overdrafts from checking accounts. As a percentage of the average loans held for investment, net charge-offs in 2006 increased to 0.20% from 0.16% in 2005. At the same time, overall loan delinquencies increased to 1.34% of total loans held for investment at December 31, 2006 from 1.10% at December 31, 2005, Total delinquent loans increased to $119.3 million in 2006 as compared to $115.9 million in 2005. The increase in delinquencies related primarily to residential mortgage loans, increasing to 1.59% at December 31, 2006 from 1.16% at December 31, 2005, as well as slight increases in delinquencies of home equity and second mortgage loans.

The increase in the provision during 2005 to $18.9 million from $16.1 million during 2004 increased the allowance for loan losses to $39.1 million at December 31, 2005 as compared to $38.3 million at December 31. 2004. The 2005 provision principally reflects charge-offs of $18.1 million during the year, as compared to $15.6 million during 2004. Overall loan delinquencies (i.e., loans at least 30 days past due) also increased at December 31, 2005 to $115.9 million, or 1.10%, from $104.0 million, or 0.99%, at December 31, 2004, with 2005 delinquencies increasing principally in residential mortgage loans, to 1.16%, or

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page 5

$95.7 million at December 31, 2005 from 1.02%, or $88.5 million at December 31, 2004, and commercial real estate loans.

See the section captioned “Allowance for Loan Losses” in this discussion for further analysis of the provision for loan losses.”

Net Gain on Loan Sales, page 33

Comment No. 5:	Please revise to explain why you believe the presentation of the total gain on loans sold provides meaningful information for investors, including why you adjust the net gain on loan sales for each of the components identified in determining this measure. Refer to paragraph (e)(1)(i)(B) of Item 10 of Regulation S-K.

Response No. 5:	We will revise our disclosure to include the following information regarding our gain on loan sales to better reflect information to our investors.

“The following provides information on our net gain on loan sales reported in our consolidated financial statements to our loans sold within the period (in thousands):”

	For the Years Ended December 31,
	2006	2005	2004

Total net gain on loan sales	$42,381	$63,580	$77,819

Loans sold and securitized	$16,370,925	$23,451,430	$28,937,576

Spread achieved	0.26%	0.27%	0.27%

“2006. Net gain on loan sales totaled $42.4 million during 2006, a 33.3% decrease from the $63.6 million realized during 2005. During 2006, the volume of loans sold and securitized totaled $16.4 billion, a 30.2% decrease from the $23.5 billion of loan sales in 2005. Our calculation of net gain on loan sales reflects changes in SFAS 133, lower of cost or market adjustments and provisions to our secondary market reserve. Changes in SFAS 133 amounted to $(4.4) million and $2.9 million for the years ended December 31, 2006 and 2005, respectively. Lower of costs or market adjustments amounted to $2.0 million and $87,000 for the years ended December 31, 2006 and 2005, respectively. Provisions to our secondary market reserve amounted to $5.9 million and $5.3 million, for the years ended December 31, 2006 and 2005, respectively. Also included in our net gain on loan sales are the capitalized value of our MSR’s, which totaled $223.9 million and $329.0 million for the years ended December 31, 2006 and 2005, respectively.”

“2005. Net gains on loan sales totaled $63.6 million during 2005, an 18.3% decrease from the $77.8 million realized during 2004. During 2005, the volume of loans sold and securitized totaled $23.5 billion, a 18.7% decrease from the $28.9 billion of loan sales in 2004. Our calculation of net gain on loan sales

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 6	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

reflects changes in SFAS 133, lower of cost or market adjustments and provisions to our secondary market reserve. Changes in SFAS 133 amounted to $2.9 million and $357,000 for the years ended December 31, 2005 and 2004, respectively. Lower of costs or market adjustments amounted to $87,000 and $0 for the years ended December 31, 2005 and 2004, respectively. Provisions to our secondary market reserve amounted to $5.3 million and $5.9 million, for the years ended December 31, 2005 and 2004, respectively. Also included in our net gain on loan sales are the capitalized value of our MSR’s, which totaled $329.0 million and $318.0 million for the years ended December 31, 2005 and 2004, respectively.”

Comment No. 6:	Considering that the accounting and continuing interest in each activity is different, please revise to provide disaggregated disclosure of the results on operations of your whole loan sales and your loan securitizations.

Response No. 6:	Whole loan sales over the past five years have made up less than 3% of the principal balance of total loans sold or securitized and less than 6% of our total gain on loan sales. In any year, the most whole loan sales amounted to 14% of total loan sales (the most in any other year was less than 8%). While we agree that there are certain differences relating to the accounting and continuing interests associated with each type of sale, we do not believe that our level of activity to date warrants disaggregation here or throughout the document. During 2007, we do not expect an increase in whole loan sales; however, should our whole loan sale activity increase significantly in the future, we will consider disaggregation in future filings.

Net Loss on Securities Available for Sale, page 34

Comment No. 7:	Please revise to disclose the facts and circumstances resulting in the $6.1 million other than temporary impairment recognized on the 2005 securitization, including how you identified and measured it and how management considered whether there was impairment of the remaining investment in this securitization. In your revisions, please specifically discuss how this portfolio deteriorated so quickly and the timing of your impairment recognition. We note that you recorded other than temporary impairments on this securitization in the first, third and fourth quarters of 2006.

Response No. 7:	We completed a securitization of home equity lines of credit in the fourth quarter of 2005. In determining the appropriate assumptions to model the transaction, we utilized our recent history of similar products, available industry information and advice from third party consultants experienced in securitizations. At the same time, we had observed prepayment speeds in the 30%-35% CPR range for our portfolio, which was consistent with the available industry data. After consulting with our investment bank advisors and consultants, we utilized a 40% CPR assumption in our modeling to reflect our belief that there would be only a modest increase in the prepayment speeds in the near term due to our expectations of interest rate movements and the possibility of an inverted yield curve. As short-term interest rates increased throughout the fourth quarter of 2005 and the first quarter of 2006 and the yield curve flattened, the prepayment

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 7	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

speed of the portfolio increased at a much higher rate than anticipated. We attributed this to fixed rate loans that became available at lower rates than the adjustable-rate HELOC loans in the securitization pool. We also noted that this increased prepayment speed with HELOCs was occurring industry-wide. The appropriateness of adjusting the model’s prepayment speed upward was validated with both a third party valuation firm and with our own backtesting procedures. Based on this information, we adjusted our cash flow model to incorporate our updated prepayment speed during the first quarter of 2006. At March 31, 2006, a significant deterioration of the residual asset was determined to have occurred. We further analyzed the result and determined that approximately $3.5 million of the deterioration was other than temporary. An additional amount of the deterioration was deemed to be temporary and recorded as a portion of other comprehensive income. This was based on our belief, following further discussions with our investment advisors and industry consultants, that prepayment speeds would moderate during the year as the portfolio seasoned. However, as the yield curve continued to flatten and even invert during the third and fourth quarters of 2006, prepayment speeds not only failed to moderate, but actually accelerated. Additionally, based on our analysis, we did not believe that the inverted yield curve would only be a short-term phenomenon. Based on these factors and our cash flow models, we determined that an additional other than temporary impairment had taken place. Such amounts were recorded as identified.

We will include the following information in the MD&A section on page 34 and Note 5 to our financial statements.

“The $6.1 million in impairment charges on our residual interest resulted from changes in the interest rate environment, benchmarking procedures applied against updated industry data and third party valuation data that resulted in adjusting the critical prepayment speed assumption utilized in valuing such security. The change to the prepayment speed from 40% up to 52% during 2006 resulted in the other than temporary impairment of our residual interest that arose from the securitization completed in 2005.”

Repurchased Assets, page 44

Comment No. 8:	Please revise to provide disaggregated disclosure of loan repurchases for whole loan sales and securitizations. Also, reconcile the amounts disclosed as repurchased in 2006 and 2005 to the activity in the secondary market reserve as disclosed in Note 19 to the financial statements.

Response No. 8:	As discussed with the Staff, loan repurchases from whole loan sales have not been a significant portion of our business over the years. The bulk of our repurchases arise from sales to Freddie Mac, Fannie Mae and Ginnie Mae which is disclosed on page 44 of our Form 10-K. Repurchases from our private securitizations are disaggregated and disclosed on page 76. Because whole loan sales have historically been a small portion of our business, we do not believe that any further disaggregation is warranted.

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 8	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

Comment No. 9:	Please revise the Business section and elsewhere as appropriate to provide separate discussions of your specific obligations to repurchase assets under whole loan sale agreements and under securitizations.

Response No. 9:	As described on page 28, 44 and 70, we believe that the disclosure relating to our obligations to repurchase assets reflects the key elements of our responsibilities to repurchase loans previously sold or securitized. These responsibilities are similar with respect to whole loan sales or securitizations. Further, as mentioned in Response Nos. 6 and 8 above, whole loan sales have historically been a small portion of our total loan sales.

Comment No. 10:	Please revise to clarify your disclosure that you repurchased $68.4 million and $56.5 million in non-performing loans in 2006 and 2005, respectively, and that the principal balance of these repurchased assets totaled $9.6 million and $13.6 million at December 31, 2006 and 2005, respectively. It is not clear whether you are referring to repurchased loans or repurchased assets and what contributed to the decrease in the disclosed amounts.

Response No. 10:	We intend to clarify the disclosure on page 44 by replacing the last three sentences in the paragraph under Repurchased Assets as follows:

“Repurchased assets are loans that we have reacquired because of representation and warranties issues related to loan sales or securitizations and that are non-performing at the time of repurchase. To the extent we later foreclose on the loan, the underlying property is transferred to repossessed assets for disposal. During 2006 and 2005, we repurchased or indemnified $68.4 million and $56.5 million in unpaid principal balance of non-performing loans, respectively. The estimated fair value of the remaining repurchased assets totaled $9.6 million and $13.6 million at December 31, 2006 and 2005, respectively, and is included within other assets in our consolidated statements of financial condition.”

Liquidity and Capital Resources, page 50

Comment No. 11:	Please revise this section to quantify the amount of dividends that can be paid by the banking subsidiaries to the company without prior banking regulatory approval.

Response No. 11:	As a “well capitalized” institution under the regulatory framework for prompt corrective action, the Bank is only required to file a notice with the OTS at least 30 days before a proposed declaration of dividend by the board of directors, no specific approval is required. The OTS then has up to 30 days after receiving the notice to object to the dividend payment. We agree that it is important to inform our investors of this information and propose that in future filings we will include disclosure similar to the following:

“Under the capital distribution regulations, a savings association that is a subsidiary of a savings and loan holding company must notify the OTS of a capital distribution to the savings and loan holding company at least 30 days prior to the declaration of a dividend or the approval by the board of directors of

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 9	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

the proposed capital distribution. The 30-day period provides the OTS an opportunity to object to the proposed capital distribution if it believes that such capital distribution would not be advisable. OTS prior approval, rather than just prior notice to the OTS, is required if: (a) the total of all capital distributions made during a calendar year (including the proposed capital distribution) exceeds the sum of the savings association’s year-to-date net income and its retained income for the preceding two years; (b) the savings association is not entitled under OTS regulations to “expedited treatment” (which is generally available to savings associations the OTS regards as well run and adequately capitalized); (c) the savings association would not be at least “adequately capitalized” following the proposed capital distribution; or, (d) the proposed capital distribution would violate an applicable statute, regulation, agreement, or condition imposed on the savings association by the OTS.”

Borrowing, page 50

Comment No. 12:	Please revise to clarify how you were able to borrow amounts in excess of 50% of your adjusted assets from the FHLB. Also, noting that you appear to maintain the maximum borrowings allowed from the FHLB at anytime, please more fully discuss other sources of liquidity, particularly since it appears you rely on these borrowings to fund loan growth, without which you cannot generate liquidity through loan sales or loan principal repayments.

Response No. 12:	Our borrowing capacity with the FHLB is based in part upon our adjusted asset base and in part upon the FHLB’s assessment of our overall creditworthiness. The reference to the percentage of adjusted assets was intended to provide more descriptive disclosure to the investor while still advising the investor of our total FHLB borrowings and the size of that line of credit. While descriptive, it could be somewhat confusing, especially because the adjusted asset base is used by FHLB as a guideline rather than a ceiling. Accordingly, because we also present the relevant borrowing information, we propose deleting the reference to the adjusted asset base because of the potential for confusion.

We discuss other liquidity sources available to the Bank at pages 50 and 51.

Financial Statements

Consolidated Statement of Cash Flows, page 62

Comment No. 13:	Please revise to reconcile the amounts included in the roll forward of loans available for sale on page 38 to the amounts presented in the statement of cash flows for 2006, 2005 and 2004.

Response No. 13:	We have reviewed and amended the roll forward of loans available for sale on page 38 for a more transparent reconciliation to the Consolidated Statements of Cash Flows. Loans transferred from (to) various loan portfolios, net will total $974,370 and $(430,170) for the years ended December 31, 2006 and 2005, respectively. Loans originated, net and loan amortization/prepayments will total $16,810,921, $24,161,890, and $30,145,778 for the years ended December 31, 2006, 2005 and 2004, respectively. The revisions will be reflected in the

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 10	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

amended roll forward of loans available for sale schedule to be included in our Form 10K/A to be filed at a future date.

Comment No. 14:	Please revise the footnotes to the financial statements to disclose where in the statement of cash flows you report the cash flows of loans transferred from held to investment to available for sale and the cash flows from loans available for sale transferred to held for investment subsequent to the transfers.

Response No. 14:	In conjunction with this comment, we determined that our cash flow statements required restatement. Such information was included in our Form 8-K dated August 6, 2007 and filed with the Securities and Exchange Commission on August 9, 2007. Upon restatement of our consolidated financial statements for each of the three years in the period ended December 31, 2006, we will include the following disclosure as an addition to our summary of significant accounting policies relating to loans:

“Subsequent to filing the Company’s Form 10-Q for the quarterly period ended March 31, 2007, the Company determined that its previously issued Consolidated Statements of Cash Flows contained errors in the classification of certain loan and securitization activities. As a result, the Company has restated the accompanying unaudited Consolidated Statement of Cash Flows for the six months ended June 30, 2006.”

“The restatement resulted from the misclassification of cash flows from the sale of certain mortgage loans originally held for investment, which had been inappropriately classified as operating activities, and cash flows from certain mortgage loans originated as available for sale, which had been inappropriately classified as investing activities. In accordance with SFAS 102, “ Statement of Cash Flows-Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale ,” cash flows from the sale of mortgage loans originally held for investment should have been classified as investing activities, rather than operating activities and cash flows from mortgage loans originated to be sold, should have been classified as operating activities, rather than as investing activities.”

“The restatement also resulted from the treatment of capitalized mortgage servicing rights and residual interests retained from the sale or securitization of loans. Previously, the Company had treated the retention of such interests as cash activities. In accordance with SFAS 140, “ Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” the mortgage servicing rights and residual interests do not exist until they are separated from the associated loans when the loans are sold. Specifically, upon the sale of loans, the amounts related to the mortgage servicing rights or residual interests are reclassified on the consolidated statement of financial condition from loans held for sale and are, therefore, a non-cash transaction. As a result, the Company will report these mortgage servicing rights and residual interests as non-cash transactions in the supplemental disclosures within the Consolidated Statement of Cash Flows.”

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 11	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

“As a result of the errors described above, the restatement affected the classification of these activities and the subtotals of cash flows from operating and investing activities presented in the affected Consolidated Statement of Cash Flows, but they had no impact on the total Cash and Cash Equivalents for the six months ended June 30, 2006. The restatement did not affect the Unaudited Consolidated Statement of Financial Condition, Consolidated Statement of Earnings or Consolidated Statement of Stockholders’ Equity and Comprehensive Income as of or for the period ended June 30, 2006.”

“The effects of the restatement of the Consolidated Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004 are reflected in the following table.”

	December 31,	December 31,	December 31,
	2006	2005	2004
	(Dollars in	(Dollars in	(Dollars in
	Thousands)	Thousands)	Thousands)
Originally Reported:

Proceeds from sales of loans available for sale	$16,386,194	$23,445,645	$29,497,773

Origination and repurchase of loans available for sale, net of principal repayments	(16,807,310)	(24,558,415)	(30,463,805)
Net cash used in operating activities	$(82,687)	$(893,210)	$(1,036,557)

Proceeds from sales of loans held for investment	$—	$—	$—

Origination and repurchase of portfolio loans, net of principal repayments	119,263	(666,145)	(1,476,858)
Increase in mortgage servicing rights	(223,934)	(328,954)	(318,028)
Net cash used in investing activities	$14,951	$(863,729)	$(1,413,046)

As Restated:

Proceeds from sales of loans available for sale	$14,794,459	$22,656,586	$28,783,899
Origination and repurchase of loans available for sale, net of principal repayments	(16,908,173)	(21,808,515)	(24,737,431)

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 12	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

	December 31,	December 31,	December 31,
	2006	2005	2004
	(Dollars in	(Dollars in	(Dollars in
	Thousands)	Thousands)	Thousands)

Net cash used in operating activities	$(1,775,285)	$1,067,631	$3,975,943

Proceeds from sales of portfolio loans	$1,329,032	$452,949	$—

Origination and repurchase of portfolio loans, net of principal repayments	258,895	(3,408,889)	(6,807,386)
Increase in mortgage servicing rights	—	—	—
Net cash used in investing activities	$1,707,549	$(2,824,570)	$(6,425,546)

Difference:

Proceeds from sales of loans available for sale	$1,591,735	$789,059	$713,874

Origination and repurchase of loans available for sale, net of principal repayments	100,863	(2,749,900)	(5,726,374)

Net cash used in operating activities	$1,692,598	$(1,960,841)	$(5,012,500)

Proceeds from sales of portfolio loans	$(1,329,032)	$(452,949)	$—

Origination and repurchase of portfolio loans, net of principal repayments	(139,632)	2,742,744	5,330,528
Increase in mortgage servicing rights	(223,934)	(328,954)	(318,028)

Net cash used in investing activities	$(1,692,598)	$1,960,841	$5,012,500

Note 2 — Summary of Significant Accounting Policies

Loans, page 65

Comment No. 15:	We note your disclosure on page 32 that in accordance with SFAS 91, certain loan origination fees are capitalized and added as an adjustment to the basis of the individual loans originated. Please revise to disclose the types of loan origination fees that you do not defer and the authoritative guidance on which you rely in determining the appropriateness of your policy.

Response No. 15:	The disclosure on pages 32 and 65 will be revised to eliminate the word “certain” because we capitalize all loan fees associated with loan origination in accordance

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 13	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

with SFAS 91. As such, we do not believe that any further disclosure is warranted.

Loan Sales and Securitizations, page 65

Comment No. 16:	Please revise throughout your document to provide disclosures and discussions of your whole loan sales and of your securitizations on a disaggregated basis. The accounting for each is distinct and, absent such disaggregated information, it is not possible to discern the effects of each type of transaction on your operations, financial position and cash flows.

Response No. 16:	Based on our discussion under the caption Secondary Market Loan Sales on page 6, we believe that we have indicated that the majority of our mortgage loan sales are completed as securitizations through Fannie Mae, Ginnie Mae and Freddie Mac. This has been the case since prior to our initial public offering in 1997. More recently, beginning in December 2005, we have begun securitizing loans through private securitizations; however, these are currently a small portion of our overall activity as is our whole loan sales. We do not believe that disaggregation, based on our current level of activities, would be significant to an investor. As those activities expand in the future, we will provide additional information.

In conjunction with our response to Comment No. 17, we will expand our discussion of our Secondary Market Loan Sales and Securitization activities in the Business section of the Form 10-K/A.

Comment No. 17:	Please revise the Business section to provide a detailed discussion of your securitization activities, to include your continuing interests and the over collateralization requirements. Provide the reader an understanding of what over collateralization requirements are and how they are reflected in your financial statements.

Response No. 17:	We intend to include the following disclosure in Business section of the Form 10-K/A to provide a more detailed description of our loan sale and securitization activities:

“Secondary Market Loan Sales and Securitizations. We sell a majority of the mortgage loans we produce into the secondary market, primarily by securitizing the loans into mortgage-backed securities and occasionally by selling on a whole loan basis. In general, we securitize our longer-term, fixed-rate loans for sale and hold the shorter duration and adjustable rate loans for investment. Securitization is the process by which mortgage loans are pooled and used to collateralize mortgage-backed securities that are issued to us by a bankruptcy remote special purpose entity and that may be guaranteed by one or more of the Agencies or may have other credit enhancement. We then sell most or all of the resulting mortgage-backed securities to secondary market investors.

“While a majority of our mortgage loans are sold in pools through the Agencies, as a part of our overall mortgage banking strategy, we securitize a portion of our

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 14	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

mortgage loans through private-label securitizations. In our private-label securitizations, we sell mortgage loans to a wholly-owned bankruptcy remote special purpose entity, which then sells the mortgage loans to a separate, transaction-specific trust in exchange for cash and certain interests in the securitization trust and securitized mortgage loans. Each securitization trust issues and sells mortgage-backed securities to third party investors that are secured by payments on the mortgage loans. These securities are commonly rated by at least two of the nationally recognized statistical rating organizations. We have no obligation to provide credit support to either the third-party investors or the securitization trusts, although we are required to make certain servicing advances with respect to mortgage loans in the trusts. Neither the third-party investors nor the securitization trusts have recourse to our assets or us and the ability to require us to repurchase their mortgage-backed securities. We do not guarantee any mortgage-backed securities issued by the securitization trusts. However, we do make certain customary representations and warranties concerning the mortgage loans as discussed below, and if we are found to have breached a representation or warranty, we could be required to repurchase the mortgage loan from the applicable securitization trust. Each securitization trust represents a “qualifying special purpose entity”, which meets the certain criteria of SFAS 140, and therefore is not consolidated for financial reporting purposes.”

“In addition to the cash we receive from the securitization of mortgage loans, we may retain certain interests in the securitized mortgage loans and the securitization trusts. Such retained interests include residual interests and mortgage servicing rights (“MSRs”). Residual interests that are created upon the issuance of private-label securitizations represent the first loss position and are not typically rated by any nationally recognized statistical rating organization. The value of residual interests represents the present value of the future cash flows expected to be received by us from any excess cash flows that may arise from the securitization transaction. Excess cash flows are dependent upon various factors including estimated prepayment speeds, credit losses and over-collateralization requirements. Residual interests are not typically entitled to any cash flows unless the over-collateralization account, which represents the difference between the bond balance and the value of the underlying collateral, has reached a certain level and certain expenses have been paid. The over-collateralization requirement may increase if certain events occur, such as increases in delinquency rates or cumulative losses. If certain expenses are not paid or over-collateralization requirements are not met, the trustee would apply cash flows to the over-collateralization account until such requirements are met and no excess cash flows would flow to the residual interests during that time. A delay or reduction in the excess cash flows would result in a lower valuation of the residual interests.”

“Residual interests are designated by us as available-for-sale securities at the time of securitization and are periodically evaluated for impairment. These residual interests are marked to market, with changes in the value recognized in other comprehensive income net of tax. If residual interests are deemed to be impaired and the impairment is determined to be other-than-temporary, the impairment is recognized as a charge against the current period earnings. We use

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 15	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

an internally developed model to value the residual interest. The model takes into consideration the cash flow structure specific to each transaction, such as over-collateralization requirements and trigger events, and key valuation assumptions, including credit losses, prepayment rates and, to a lesser degree, discount rates. On an annual basis, the value of our residual interests is reviewed by an outside valuation expert.”

“When we sell mortgage loans, we may retain the servicing of the securitized mortgage loans, but we may also subsequently sell these MSRs to other secondary market investors. In general, we do not sell the servicing rights to mortgage loans that we originate for our own portfolio or that we privately securitize. When we retain MSRs, we are entitled to receive a servicing fee equal to a specified percentage of the outstanding principal balance of the loans. We may also be entitled to receive additional servicing compensation, such as late payment fees.”

“When we sell mortgage loans, we make customary representations and warranties to the purchasers about various characteristics of each loan, such as the manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided. If a defect in the origination process is identified, we may be required to either repurchase the mortgage loan or indemnify the purchaser for losses it sustains on the loan. If there are no such defects, we have no liability to the purchaser for losses it may incur on such loan. We maintain a secondary market reserve to account for the expected losses related to both the mortgage loans we might be required to repurchase or the indemnity payments we may have to make to purchasers. The secondary market reserve takes into account both our estimate of expected losses on mortgage loans sold during the current accounting period as well as adjustments to our previous estimates of expected losses on loans sold. In each case, these estimates are based on our most recent data regarding mortgage loan repurchases, actual credit losses on repurchased loans and recovery history, among other factors. Increases to the secondary market reserve for current loan sales reduce our net gain on loan sales. Adjustments to our previous estimates are recorded as an increase or decrease in our other fees and charges. The amount of our secondary market reserve equaled $24.2 million and $17.6 million at December 31, 2006 and 2005, respectively.”

Note 9 — Securitization Activity, page 75

Comment No. 18:	Please revise here and elsewhere, as appropriate, to disclose the expected weighted-average life of the prepayable assets that you continue to hold and of the mortgage servicing assets. Refer to paragraph 17h(3) of SFAS 140.

Response No. 18:	The following disclosure required by paragraph 17(h)3 of SFAS 140 will be included as appropriate in Note 9 of our Form 10-K/A:

“At December 31 2006, key assumptions used in determining the value of residual interests resulting from the securitizations were as follows:”

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 16	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

				Weighted -
	Prepayment	Projected	Annual Discount	Average
	Speed	Credit Losses	Rate	Life (in years)
Home Equity:
Flagstar Home Equity Loan Trust 2005-1	42%	1.25%	15%	1.6
Flagstar GMS Trust 2006-1	25%	1.50%	15%	4.0
Flagstar Home Equity Loan Trust 2006-2	42%	1.25%	15%	2.2

Note 13 — Mortgage Servicing Rights, page 79

Comment No. 19:	Please revise to disclose the amount of contractually specified servicing fees, late fees, and ancillary fees earned for all periods presented, including a description of where each amount is reported in the statement of income. Refer to paragraph 17e(3) of SFAS 140.

Response No. 19:	The following dislcosure required by paragraph 17e(3) of SFAS 140 will be included as appropriate in Note 13 of our Form 10-K/A:

“Included in Non-Interest Income under the caption Loan Administration are contractually specified servicing fees, late fees and ancillary fees totalling $82.6 million, $103.3 million and $106.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.”

Comment No. 20:	Please revise to disclose the information required by paragraph 17i(4) of SFAS 140.

Response No. 20:	The following disclosure required by paragraph 17i(4) of SFAS 140 will be included as appropriate in Note 9 of our Form 10-K/A following the last table.

“With respect to the issuance of private-label securitizations, the Company retains certain limited credit exposure in that it retains non-investment grade residuals in addition to customary representations and warranties. The Company does not have credit exposure associated with non-performing loans in securitizations beyond its investment in retained interests in non-investment grade residuals. The value of the Company’s retained interests reflects the Company’s credit loss assumptions as to the underlying collateral pool. To the extent that actual credit losses exceed the assumptions, the value of the Company’s non-investment grade residuals will be diminished.”

“The following table summarizes the collateral balance associated with the Company’s servicing portfolio of sold loans and the balance of related non-investment grade residuals retained at December 31, 2006 (in thousands):”

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 17	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

		Balance of Retained
		assets With Credit
		Exposure
	Total Loans
	Serviced	Residuals
Private-label securitizations	$968,423	$42,451
GSEs	14,063,152	—
Other investors	928	—

Total	$15,032,503	$42,451

“Mortgage loans that have been securitized in private-label securitizations at December 2006 and 2005 that are sixty days or more past due and the credit losses incurred in the securitization trusts are presented below (in thousands):”

			Principal Amount
	Total Principal		of Loans		Credit Losses
	Amount of Loans Outstanding		60 Days or More Past Due		(net of recoveries)
					For the years ended
	December 31,		December 31,		December 31,
	2006	2005	2006	2005	2006	2005
Securitized mortgage loans	$968,423	$—	$2,682	$—	$3,938	$—

Comment No. 21:	We note that you present capitalized mortgage servicing rights as a use of cash in the investing section of the cash flow statements within the decrease in mortgage servicing rights line item. Because mortgage servicing rights do not exist until they are separated from the associated loans when the loans are sold, these amounts represent a non-cash transaction. Specifically, upon sale of the loans, the amounts related to the mortgage servicing rights are reclassified on the balance sheet from loans held for sale to mortgage servicing rights, which is a non-cash transaction. Please revise accordingly and consider the requirements of SFAS 154.

Response No. 21:	In conjunction with this comment, we have determined that our cash flow statements require restatement. Such information was included in our Form 8-K dated August 6, 2007 and filed with the Securities and Exchange Commission on August 9, 2007. The following supplemental information will be added to the consolidated statements of cash flows in the Form 10-K/A when filed.

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 18	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101
Supplemental disclosure of cash flow information:

	2006	2005	2004
Mortgage servicing rights resulting from sale or securitization of loans	$223,934	$328,954	$318,028

Retention of residual interests in securitization transactions	$22,466	$26,148	$—

Note 23 — Accumulated Other Comprehensive Income, page 87

Comment No. 22:	Please revise to separately present the net gain or loss from your cash flow hedges reclassified into earnings. Refer to paragraph 47 of SFAS 133.

Response No. 22:	Our disclosure included in Note 23 will be enhanced to include the net gains or losses from our cash flow hedges that were reclassified to income. The revised disclosure is as follows:

“The following table sets forth the changes to other comprehensive income and the related tax effect for each component (in thousands):”

	For the Years Ended December 31,
	2006	2005	2004

Gain (reclassified to earnings) on interest rate swap extinguishment	$(1,795)	$(2,054)	$4,077
Related tax (expense) benefit	628	719	(1,427)

Unrealized gain (loss) on derivatives used in cashflow hedging relationships	(8,487)	5,804	(6,231)
Related tax (expense) benefit	2,970	(2,032)	2,181
Reclassification adjustment for (gains) losses included in earnings related to cashflow hedging relationships	5,603	(685)	7,031
Related tax (expense) benefit	(1,960)	240	(2,461)
Unrealized gain on securities available for sale	805	767	—
Related tax expense	(416)	(268)	—

Change	$(2,652)	$2,491	$3,170

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 19	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

Note 26 — Derivative Financial Instruments, page 90

Comment No. 23:	Please revise to disclose the following information related to your derivatives designated as cash flow hedges. Refer to paragraph 45b of SFAS 133.

a.      The net gain or loss recognized in earnings during the periods presented representing the component of the derivative instruments’ gain or loss, if any, excluded from the assessment of hedge effectiveness, and a description of where the net gain or loss is reported in the statement of income.

b.      A description of the transactions or other events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income, and the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months.

Response No. 23:	The disclosures in Note 26 will be revised as follows to include the appropriate information required by paragraph 45b of SFAS 133.

a. The fifth paragraph of Note 26 will be replaced with the following:

        “The Company recognizes ineffective changes in hedge values resulting from designated SFAS 133 hedges discussed above in the same statement of earnings captions as effective changes when such material ineffectiveness occurs. There were no components of derivative instruments that were excluded from the assessment of hedge effectiveness. For 2006, 2005 and 2004, the Company did not recognize any significant gains or losses due to ineffectiveness of its cash flow hedges.”

b. The third paragraph of Note 26 will be replaced with the following:

        “We use interest rate swap agreements to reduce our exposure to interest rate risk inherent in a portion of the current and anticipated borrowings and advances. A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts and indices. Under SFAS 133, the swap agreements used to hedge our anticipated borrowings and advances qualify as cash flow hedges. Derivative gains and losses reclassed from accumulated other comprehensive income to current period earnings are included in the line item in which the hedged cash flows are recorded. At December 31, 2006 and 2005, accumulated other comprehensive income included a deferred after-tax net gain of $4.2 million and $6.1 million, respectively, related to derivatives used to hedge funding cash flows. See Note 23 for further detail of the amounts included in accumulated other comprehensive income. The net after-tax derivative gain included in other comprehensive income at December 31, 2006 was projected to be reclassified into interest expense in conjunction with the recognition of

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 20	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

interest payments on funding products through October 2010, with $1.7 million of after-tax net gain expected to be recognized in interest expense within the next year.”

Comment No. 24:	We note you have not recognized gains or losses due to ineffectiveness in earnings due to immateriality.

a.      Please provide us your formal documentation and separately provide any supplemental information as considered needed that describes how each hedging instrument’s effectiveness in hedging the exposure to the hedged transaction’s variability in cash flows attributable to the hedged risk is assessed. Refer to paragraph 28a of SFAS 133.

b.      Please tell us the basis for your conclusion that each hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk at inception of the hedge and on an ongoing basis during the term of the hedge. Refer to paragraph 28b of SFAS 133.

c. Please tell us the basis for your conclusion that the amounts of ineffectiveness were immaterial for the periods presented.

d.      Please tell us if the amounts of ineffectiveness were included in the summary of uncorrected misstatements included in or attached to the management representation letter and discussed with the audit committee. Refer to AU Section 380.10.

Response No. 24:	In conjunction with our response to comment 23(a), we have revised the fifth paragraph of Note 26. The above change is required because the Company has in fact recorded ineffectiveness in its consolidated financial statements; however, such amounts have been insignificant.

a.      We have provided to the Staff the formal documentation of our cash flow hedges related to forecasted deposit transactions as attached in Appendix A. These hedges were entered into in 2003. We have also provided a summary of our ineffectiveness testing for such hedges in Appendix B. We have not provided documentation with respect to our cash flow hedges related to certain of our trust preferred debt because we have utilized the shortcut method to test the ineffectiveness of those hedges. We have determined that those hedges would not qualify for the short cut method and as such have posted the entire amount of the derivatives to our summary of uncorrected misstatements and provided such to our audit committee for review. These amounts have been and are expected to remain immaterial to the consolidated financial statements.

         With respect to the ineffectiveness testing referred to above, relating to the forecasted deposit transactions on a monthly basis, the effectiveness of the cash flow interest rate swaps are tested to determine whether they

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 21	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

continue to qualify for hedge accounting (i.e., 80-125% effective). These swaps are a hedge of short-term LIBOR-based municipal fund deposits.

All municipal deposits open on the month-end test date are sorted by whether or not the deposit has previously been pooled against one of the swaps. As previously pooled deposits mature, the various buckets must be replenished to meet or exceed the notional amounts associated with it. Non-assigned deposits are then added to the buckets sequentially until all deposit pools equal or exceed the swap notional value. Once a deposit is assigned a pool, it remains in that pool until maturity.

A comparison is made of the month-over-month change in the weighted rate paid on the deposits to the month-over-month change in the receive-variable rate on the swap. Ineffectiveness is calculated by taking the present value of the swap notional over the remaining term using an appropriate LIBOR/swap rate as the discount rate and the difference in month-over-month change as the payment.

b.      There was a natural expectation for hedge effectiveness since both the interest rate swaps and the municipal deposits were based on 1- and 3-month LIBOR. As the original pool of municipal deposits matured, they were replenished with other non-assigned municipal deposits (once a deposit was assigned to a pool, it remained in that pool until maturity). Non-assigned deposits were designated for pools based upon the following objective criteria: a) the relationship of the deposit’s term to the swap rate reset timing; and b) the renewal (or maturity date) of the deposit to the swap rate reset date. Non-assigned deposits were sorted in order of those that most closely represented the swap repricing frequency and timing. The deposits were then selected in sequential order to replenish any pool of deposits until the current balance of the pooled deposits met or exceeded the swap notional value of the pool. As a result, the swaps were consistently tested for their effectiveness against deposits that most closely match the specifics of the swap.

From inception through July 31, 2007 these interest rate swaps have ranged from 99.8-100.2% effective.
Of the $225 million (notional) of interest rate swaps outstanding on July 31, 2007, $120 million will mature on October 15, 2007. The balance will mature on October 15, 2008.

c.      We have provided the Staff with our summary of ineffectiveness, by month, of the deposit swap hedges as attached in Appendix B. We believe that this schedule clearly indicates that the ineffectiveness was not material to any quarter.

d.      The net amounts of the ineffectiveness related to the deposit swap hedges were not included in the summary of uncorrected misstatements because they did not rise to a more than insignificant amount. For example in 2006, the net ineffectiveness amounted to approximately $16,000. As

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 22	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

noted above and in our previous discussion with the Staff, we have included the entire amount of the fair value of the swaps relating to our trust preferred liabilities on our summary of uncorrected misstatements.

Comment No. 25:	To help us gain a better understanding of your hedge accounting process, please provide us with the following additional information:

a.      Describe the process by which derivative instruments are obtained by your lines of business for hedge accounting purposes. For example, tell us which group or groups (i.e. Treasury, Trading Desk, etc.) are responsible for obtaining these derivative instruments, and describe the process by which they are obtained.

b. Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both.

c. In connection with the above, tell us how the lines of business determine whether the conditions for hedge accounting are achieved.

Response No. 25:	Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 1.

a. [***]

b. The Bank’s derivatives are obtained solely from external sources, i. e., unaffiliated third parties.

Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 2.

c. [***]

Note 30 — Stock-Based Compensation

Stock Option Plan, page 96

Comment No. 26:	Please revise to disclose your policy for issuing shares upon share option exercise, including the source of those shares. Refer to paragraph A240k of SFAS 123(R).

Response No. 26:	The following disclosure will be added to Note 30 under the caption Stock Option Plan after the disclosure of options available for future grant:

“Shares issued under the 2006 Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares acquired from others. The Company does not expect a material cash outlay will be required to obtain shares expected to be issued under the 2006 Plan during 2007.”

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 23	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

Cash-Settled Stock Appreciation Rights, page 98

Comment No. 27:	Please revise to disclose the following related to your cash-settled stock appreciation rights:

a. Vesting terms and the total number of shares authorized to be awarded. Refer to paragraph A240a of SFAS 123(R).

b. The weighted-average grant-date fair value of rights granted during the year. Refer to paragraph A240c of SFAS 123(R).

c. The total compensation cost recognized in income as well as the total recognized tax benefit. Refer to paragraph A240g of SFAS 123(R).

d.      As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Refer to paragraph A240h of SFAS 123(R).

Response No. 27:	The disclosure will be enhanced in Note 30 under Cash-Settled Stock Appreciation Rights to include the above noted items as follows:

a.      Disclosure will be added as follows: “The Company issues cash-settled stock appreciation rights to officers and key employees in connection with year-end compensation. Cash-settled stock appreciation rights generally vest 25% of the grant on each of the first four anniversaries of the grant date. The standard term of a SAR is seven years beginning on the grant date. Grants of SARs will be settled only in cash and once made, a grant of a SAR, which will be settled only in cash, may not be later amended or modified to be settled in Common Stock or a combination of Common Stock and cash.”

b. The weighted average grant-date fair value of $2.99 will be added to the appropriate table.

c. Disclosure will be added as follows: “The Company incurred expense of $0.2 million ($0.1 million net of tax) with respect to cash-settled stock appreciation rights during 2006.”

d.      Disclosure will be added as follows: “At December 31, 2006, the non-vested cash settled stock appreciation rights have a total compensation cost of approximately $0.6 million, which is expected to be recognized over the weighted average remaining vesting period of approximately three years.”

Restricted Stock Units, page 99

Comment No. 28:	Please revise to disclose a more detailed description of your restricted stock unit plan specifically disclosing the vesting terms and the total number of restricted

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 24	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

stock units authorized to be awarded. Refer to paragraph A240a of SFAS 123(R).

Response No. 28:	The disclosure will be enhanced to include the following as a replacement for the section labeled Restricted Stock Units under Note 30:

“The Company issues restricted stock to officers, directors and key employees in connection with year-end compensation. Restricted stock generally will vest in 50% increments on each annual anniversary of the date of grant beginning with the first anniversary. At December 31, 2006, the maximum number of shares of common stock that may be issued under the 2006 Plan as the result of any grants is 2,293,514 shares and any shares granted are delivered shortly after the vesting date. The Company incurred expenses of approximately $446,000, $2.9 million, and $750,000 with respect to restricted stock during 2006, 2005 and 2004, respectively. As of December 31, 2006, restricted stock granted but not yet vested had a market value of $1.5 million.”

		Weighted - Average
		Grant-Date Fair Value per
	Shares	Share
Restricted Stock:
Nonvested at December 31, 2005	100,159	$20.22
Granted	68,959	14.26
Vested	(67,859)	(20.58)
Canceled and forfeited	(2,800)	(19.48)

Nonvested at December 31, 2006	98,459	$16.93

Form 10-Q for the Quarterly Period Ended March 31, 2007

Comment No. 29:	Please revise based on the comments issued above.

Response No. 29:	Appropriate changes were made to the Form 10-Q for the Quarterly Period Ended June 30, 2007 and will be made to the Form 10-Q/A for the Quarterly Period Ended March 31, 2007 to be filed in the future based on our responses to the above comments.

Note 4 — Investment Securities, page 9

Comment No. 30:	We note you transferred $321 million in securities from held to maturity to available for sale. Please revise to disclose the amount of the unrealized gain or loss on these securities on the date of the transfer and how you accounted for the amount. Refer to paragraph 15c of SFAS 115.

Response No. 30:	We will include, in the Form 10-Q/A for the Quarterly Period Ended March 31, 2007 to be filed in the future, the following information as the penultimate sentence in the paragraph describing the transfer:

“Upon reclassification of the securities to available for sale, the Company recorded a $1.3 million loss, before taxes, to other comprehensive income.”

Mr. Paul Cline Securities and Exchange Commission September 28, 2007 Page 25	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0101

Footnote 8- Loans held for investment

Comment No. 31:	Please revise footnote 8 of the audited financial statements in the 2006 Form 10-K to include charge-offs on a gross basis as opposed to net, as presented.

Response No. 31:	In our annual financial statements, we have historically disclosed loan charge-offs net of recoveries because recoveries have not been significant. The breakdown of recoveries as well as charge-offs by type of loan has been included in our MD & A as evidenced on page 43 of our 2006 Form 10-K. However, we will include the appropriate information as indicated below in our 2006 Form 10-K/A when filed.

“Activity in the allowance for loan losses is summarized as follows (in thousands):”

	For the Years Ended December 31,
	2006	2005	2004

Balance, beginning of period	$39,140	$38,318	$37,828
Provision charged to earnings	25,450	18,876	16,077

Charge-offs	(21,613)	(19,907)	(17,175)
Recoveries	2,802	1,853	1,588

Balance, end of period	$45,779	$39,140	$38,318

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page 26
* * * * * *
     Flagstar Bancorp hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the forgoing is responsive to your comments. If you have any questions or require further information, please contact the undersigned at (248) 312-5580 or Joel D. Murray, the Company’s Chief Accounting Officer, at (248) 312-6805.

Sincerely, FLAGSTAR BANCORP, INC.

/s/ Paul D. Borja
By:	Paul D. Borja
Its:	Executive Vice President and Chief Financial Officer

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page A-1
APPENDIX A
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page A-2
APPENDIX A
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page A-3
APPENDIX A
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page A-4
APPENDIX A
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page A-5
APPENDIX A
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page A-6
APPENDIX A
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page A-7
APPENDIX A
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page A-8
APPENDIX A
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page B-1
APPENDIX B
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 4.
[***]

Mr. Paul Cline	Confidential Treatment Requested
Securities and Exchange Commission	By Flagstar Bancorp, Inc.: FB-0101
September 28, 2007
Page B-2
APPENDIX B
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 4.
[***]